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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                             US AIRWAYS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   90341W 10 8
                                 (CUSIP Number)


                           ACE AVIATION HOLDINGS INC.
                        ATTENTION: SYDNEY J. ISAACS, ESQ.
                         5100 DE MAISONNEUVE BLVD. WEST
                            MONTREAL, QUEBEC, H4A 3T2
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)


                                  APRIL 7, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                               (Page 1 of 6 pages)


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CUSIP NO. 90341W 10 8               13D                              Page 2 of 6

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1.                        NAME OF REPORTING PERSONS
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ACE Aviation Holdings Inc.

------------------------- ------------------------------------------------------
2.                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                          GROUP* (a) [ ] (b) [ ]
------------------------- ------------------------------------------------------
3.                        SEC USE ONLY

------------------------- ------------------------------------------------------
4.                        SOURCE OF FUNDS*
                          WC

------------------------- ------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

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6.                        CITIZENSHIP OR PLACE OF ORGANIZATION
                          Canada

------------------------- ------------------------------------------------------
                          --------  --------------------------------------------
                           7.        SOLE VOTING POWER
    NUMBER OF SHARES                        3,250,000
 BENEFICIALLY OWNED BY    --------  --------------------------------------------
     EACH REPORTING        8.        SHARED VOTING POWER
      PERSON WITH                           None
                          --------  --------------------------------------------
                           9.        SOLE DISPOSITIVE POWER
                                            3,250,000
                          --------  --------------------------------------------
                           10.       SHARED DISPOSITIVE POWER
                                            None
                          --------  --------------------------------------------
------------------------- ------------------------------------------------------
11.                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                          EACH REPORTING PERSON
                                      3,250,000
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12.                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*     [  ]
------------------------- ------------------------------------------------------
13.                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      3.96%
------------------------- ------------------------------------------------------
14.                       TYPE OF REPORTING PERSON*
                                      CO
------------------------- ------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 90341W 10 8               13D                              Page # of 6

                  This Amendment No. 1 to the Schedule 13D is being filed to amend and supplement the Schedule 13D filed on November 2, 2005 (the "Original 13D") by ACE Aviation Holdings Inc. incorporated under the laws of Canada (the "Filing Person"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of US Airways Group, Inc., a Delaware corporation (the "Issuer"). Items designated as "no change" indicate that the information previously included in the Schedule 13D remains current as of the date of this Amendment.

ITEM 1.           SECURITY AND ISSUER

                  No change.

ITEM 2.           IDENTITY AND BACKGROUND

                  No change.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  No change.

ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 of the Original 13D is hereby amended by adding the following at the end thereof.

                  On April 7, 2006, the Filing Person entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with PAR Investment Partners, L.P. ("PAR") pursuant to which the Filing Person intends to sell 1,750,000 shares of Common Stock to PAR at a per share price of $38.60 (or an aggregate purchase price of $67,550,000). A copy of the Securities Purchase Agreement is filed as Exhibit 99.6 hereto and incorporated herein by reference. Such sale will be completed on April 13, 2006, pursuant to the Securities Purchase Agreement and subject to certain closing conditions not within the Filing Person's control (the "Transaction").

                  The Filing Person continually reviews its investment in the Issuer on the basis of various factors identified in the Original 13D, and continually considers the advisability of various alternative courses of action with respect to its investment in the Issuer. Accordingly, the Filing Person may make additional sales of shares of Common Stock, in the open market, in private transactions or otherwise.

                  Following the completion of the Transaction, and in accordance with the terms of the Stockholder's Agreement, the Robert Milton, Filing Person's Chairman, President and CEO will resign from the Board of Directors of US Airways in the near future.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  As of the date of this filing, the Filing Person is the beneficial owner of 5,000,000
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CUSIP NO. 90341W 10 8               13D                              Page 4 of 6

shares of Common Stock, representing approximately 6.09% of the issued and outstanding shares of the Issuer, based on 82,091,000 shares of Common Stock outstanding as of March 1, 2006, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2005. If the closing conditions set forth in the Securities Purchase Agreement are satisfied, and the sale of the Common Stock to PAR is effected, the Filing Person will beneficially own 3,250,000 shares of Common Stock of the Company, which would constitute approximately 3.96% of the issued and outstanding shares of the Common Stock, based on 82,091,000 shares of Common Stock outstanding as of March 1, 2006, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2005. The Filing Person possesses sole voting power and investment power over all such shares of Common Stock. The shares of Common Stock reported hereby are directly owned by the Filing Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                The response to Item 4 is incorporated herein.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

  99.6 Securities Purchase Agreement, dated as of April 7, 2006 between ACE Aviation Holdings Inc. and PAR Investment Partners, L.P.



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CUSIP NO. 90341W 10 8               13D                              Page 5 of 6

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: April 10, 2006

                                              ACE AVIATION HOLDINGS INC.


                                              By: /s/ Sydney John Isaacs
                                                 __________________________
                                              Name:   Sydney John Isaacs
                                              Title:  Senior Vice President,
                                                      Corporate Development and
                                                      Chief Legal Officer





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CUSIP NO. 90341W 10 8               13D                              Page 6 of 6


                                  EXHIBIT INDEX

Exhibit No.          Exhibit

99.6 Securities Purchase Agreement, dated as of April 7, 2006 between ACE Aviation Holdings Inc. and PAR Investment Partners, L.P.